                          SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
                      [AMENDMENT NO...................]

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [x]

Check the appropriate box:

[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[x] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                     GOLDEN ISLES FINANCIAL HOLDINGS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

              Gregory S. Junkin, Paul D. Lockyer, Scott A. Junkin
--------------------------------------------------------------------------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[x] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    1)   Title of each class of securities to which transaction applies:


         .......................................................................
    2)   Aggregate number of securities to which transaction applies:


         .......................................................................
    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):


         .......................................................................
    4)   Proposed maximum aggregate value of transaction:


         .......................................................................
    5)   Total fee paid:


         .......................................................................

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    1)   Amount Previously Paid:________________________________________________
    2)   Form Schedule or Registration Statement No.:___________________________
    3)   Filing Party:__________________________________________________________
    4)   Date Filed:____________________________________________________________
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                      GOLDEN ISLES FINANCIAL HOLDINGS, INC.

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON FEBRUARY 27, 1997



To the Shareholders of Golden Isles Financial Holdings, Inc.:

     Notice is hereby given on behalf of Golden Isles Financial Holdings, Inc., a Georgia corporation (the "Company"), that a Special Meeting of Shareholders (the "Special Meeting") of the Company will be held on February 27, 1997, at 10:00 a.m. local time, at the Embassy Suites Hotel, 500 Mall Boulevard, Brunswick, Georgia 31525 for the following purposes:

   1. BOARD OF DIRECTORS. To consider and vote upon Proposal A, summarized below and if Proposal A is not adopted in its entirety, to consider and vote upon Proposal B, summarized below.

         Proposal A:

         1. that the number of members constituting the full Board of Directors be fixed at six (a decrease of two members);

         2.       that each of J. Thomas Whelchel, Michael D. Hodges,
                  C. Kermit Keenum and L. McRee Harden be removed as members of the Board of Directors;

         3. that Article 3, Section 3.6 of the bylaws of the Company be amended to clarify that the shareholders of the Company shall have the right to fill a vacancy on the Board of Directors (created by the removal of a director) at a special meeting or an annual meeting; and

         4.       that two persons nominated by Gregory S. Junkin, Paul
                  D. Lockyer and Scott A. Junkin be elected to fill the two vacancies on the Board of Directors.

         Proposal B:

         5. that the number of members constituting the full Board of Directors be fixed at 13 (an increase of five members); and

         6. that five persons nominated by Gregory S. Junkin, Paul D. Lockyer and Scott A. Junkin be elected to fill the five vacancies on the Board of Directors resulting from the increase in the number of directors.

   2. OTHER BUSINESS. To transact such other business as may properly come before the Special Meeting or any adjournment or adjournments thereof.



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         Under the bylaws of the Company, a special meeting must be called upon delivery to the Company of written requests by the holders of 25% or more of the shares of the Company entitled to vote in an election of directors. Notice of any special meeting so requested may be given at the direction of the President or Secretary or the officer of persons calling the meeting.

         On January 17, 1997 requests from holders of more than 25% of the shares of Common Stock of the Company were delivered to the Company by Gregory
S. Junkin. The holders executing these requests appointed Mr. Junkin as the Officer of Persons Calling the Meeting and Mr. Junkin is delivering this notice in accordance with the bylaws of the Company in his capacity as the Officer of Persons Calling the Meeting.

         The bylaws of the Company provide that the record date for determining shareholders entitled to vote at a special meeting, if not otherwise fixed, is the date that the notice of the special meeting is given. By giving this notice on January 17, 1997 as the Officer of Persons Calling the Meeting, Mr. Junkin has fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting, and only shareholders of record as of the close of business on January 17, 1997 will be entitled to notice of and to vote at the Special Meeting. A list of shareholders of the Company entitled to vote at the Special Meeting will be available for examination at the time and place of the Special Meeting.

         Certain information concerning Messrs. Junkin, Lockyer and Junkin is attached as a Schedule hereto.

                                 GOLDEN ISLES FINANCIAL HOLDINGS, INC.



                                 By: /s/ Gregory S. Junkin
                                    ----------------------------------------
                                       Gregory S. Junkin
                                       Officer of Persons Calling the Meeting

St. Simons Island, Georgia
January 17, 1997



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                                   SCHEDULE I

MR. GREGORY S. JUNKIN, TOGETHER WITH MR. PAUL D. LOCKYER AND MR. SCOTT A. JUNKIN, INTEND TO DISTRIBUTE PROXY MATERIALS SOLICITING YOUR PROXIES TO VOTE IN FAVOR OF PROPOSALS A AND B, AS MORE FULLY DESCRIBED IN SUCH MATERIALS. MESSRS. JUNKIN, LOCKYER AND JUNKIN STRONGLY URGE YOU TO READ THESE PROXY MATERIALS ONCE THEY ARE DELIVERED TO YOU AND TO RETURN THE PROXY CARD ENCLOSED WITH THE MATERIALS TO VOTE IN FAVOR OF PROPOSALS A AND B.

Set forth below is certain information concerning the security ownership of Mr. Gregory S. Junkin ("Mr. Junkin"), Mr. Paul D. Lockyer ("Mr. Lockyer") and Mr. Scott A. Junkin.

Mr. Junkin has his principal business address at P.O. Box 30297, Sea Island, Georgia 31561. Mr. Lockyer has his principal residential address at 311 Dunbarton Drive, St. Simons Island, Georgia 31522. Mr. Scott A. Junkin has his principal business address at 62 Southfield Avenue, Stamford, Connecticut 06902. Until October 17, 1996, Mr. Junkin and Mr. Lockyer served as the Chief Executive Officer and Chief Operating Officer, respectively, of the Company. Mr. Junkin and Mr. Lockyer are retired. Mr. Scott A. Junkin is an attorney.

As of the date of this Notice, Mr. Junkin is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 105,653 shares of Common Stock, which constitutes 4.5% of the outstanding shares of Common Stock and includes 5,544 shares which Mr. Junkin has a right to acquire pursuant to warrants or options. As of the date of this Notice, Mr. Lockyer is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 66,581 shares of Common Stock, which constitutes 2.8% of the outstanding shares of Common Stock and includes 21,058 shares which Mr. Lockyer has a right to acquire pursuant to options. As of the date of this Notice, Mr. Scott A. Junkin is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 37,244 shares of Common Stock, which constitutes 1.6% of the outstanding shares of Common Stock and includes 9,872 shares that may be acquired pursuant to warrants.

As of the date of this Request Solicitation, Mr. Junkin owns of record 100,109 Shares, Mr. Lockyer owns of record 19,600 Shares and Mr. Scott Junkin owns of record 9,872 Shares.

The participants in this Proxy Solicitation have purchased or sold the following Shares within the last 2 years:

                                                                    Shares                  Price
         Participant                Transaction Date            Purchased/Sold            per Share
         -----------                ----------------            --------------            ---------

Paul D. Lockyer               February 2, 1996                      3,125                   $6.00
                                                                     sold
Gregory S. Junkin             March 31, 1995                        3,850*                  $6.50
                                                                  purchased
Scott A. Junkin               March 31, 1995                        9,872*                  $6.50
                                                                  purchased
                              Total:                                16,847
                                                                    ------


*A number of warrants equal to the number of Shares purchased were purchased concurrently by the participant without additional consideration.





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Except as otherwise set forth in this Schedule I, none of Mr. Junkin, Mr.
Lockyer or Mr. Scott A. Junkin or any associate of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation has purchased or sold any Shares within the past two years, borrowed any funds for the purpose of acquiring or holding any Shares, or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any Shares. There have not been any transactions since the beginning of the Company's last fiscal year and there is not any currently proposed transaction to which the Company or any of its subsidiaries was or is to be a party, in which any of Mr. Junkin, Mr. Lockyer or Mr. Scott A. Junkin or any associate or immediate family member of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation had or will have a direct or indirect material interest. Other than the directorships contemplated by the Special Meeting Proposals, none of Mr. Junkin, Mr. Lockyer or Mr. Scott A. Junkin or any associate of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or its affiliates will or may be a party.

Mr. Lockyer is a participant in that certain 1991 Incentive Stock Option Plan and 1991 Nonstatutory Stock Option Plan adopted by the Registrant on May 30, 1991.